Exhibit 21.1

SUBSIDIAIRES OF WEBUY GLOBAL LTD.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
New Retail International Pte. Ltd.	Singapore	November 23, 2018	100%
The Shopaholic Bear Ltd. Ltd.	Singapore	April 6, 2021	100%
Bear & Bear Pte. Ltd.	Singapore	November 2, 2021	100%
PT Webuy Social Indonesia	Indonesia	May 5, 2020	95%